LEAD INVESTOR

Brandon R Williams COO and Chief Counsel for Steve Harvey Global

I believe in the product and the team behind the company. They have impressed me over the years and I believe it is an investment worth supporting and believing in. I am excited in the company's future and exponential growth. Todd and Shane are brilliant businessman and my investing logic has always been to follow smart and brilliant businessmen that are experts in their respective businesses. Todd and Shane are experts in their field and have impressed me with their ability to dream, build support and now execute. The future is bright.

Invested $25,000 this round